The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2008 JUL 21 A 11:43

July 15, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release document to the Commission:

DETERMINATION OF CONDITIONS FOR SECONDARY SALE OF COMMON STOCK REGARDING THE REPAYMENT OF PUBLIC FUNDS AND CHANGES IN MAJOR SHAREHOLDERS

PROCESSED
JUL 23 2008
THOMSON REUTERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

08003869

Masazumi Eto
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 7/21

RECEIVED
2008 JUL 21 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 14, 2008

To Whom It May Concern:

Chuo Mitsui Trust Holdings, Inc.
Code No.: 8309

Determination of Conditions for Secondary Sale of Common Stock Regarding the Repayment of Public Funds and Changes in Major Shareholders

With regard to the secondary sale of common stock of Chuo Mitsui Trust Holdings, Inc. in the domestic and overseas markets to repay public funds, as announced on June 30, 2008, the conditions of the offering price etc. have been determined as described below.

In addition, because the selling shareholder in the secondary sale of our common stock, The Resolution and Collection Corporation (the "RCC"), will convert a portion of the shares of our Class III Preferred Stock that it owns into the shares of our common stock to be sold in the secondary sale, the RCC will temporarily become one of our major shareholders, as described below.

I. Offering Price and other Conditions of the Secondary Sale

1. Number of shares to be offered:	Common stock:	170,000,000 shares
	(1) Domestic secondary sale:	110,500,000 shares
	(2) Overseas secondary sale:	59,500,000 shares

2. Offering price: 609 yen per share

3. Aggregate offering price: 103,530,000,000 yen

4. Subscription period (domestic secondary sale):
Between Tuesday, July 15, 2008 and Wednesday, July 16, 2008

5. Settlement date: Friday, July 18, 2008

(Reference)
Calculation of offering price:
Reference date and price for calculation: Monday, July 14, 2008 and 622 yen
Discount rate: 2.09 %

This notice is published in order to publicly announce the facts herein described, but is not to solicit anyone into making any investment in or outside of Japan, nor for any other similar purposes.
This notice is not an offer to sell or a solicitation of any offer to buy the securities of Chuo Mitsui Trust Holdings, Inc. (the "Company") in the United States. The common stock of the Company has not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of an English language prospectus that may be obtained from the Company or the selling shareholder that will contain detailed information about the Company and its management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

II. Changes in Major Shareholders

1. Background of the Changes

The 170,000,000 shares of our common stock to be sold in the secondary sale will be issued upon the RCC's exercise of its conversion rights with respect to a portion of the 47,812,500 shares of our Class III Preferred Stock that it holds. The RCC will exercise these conversion rights prior to the settlement date (July 18, 2008) for the secondary sale, and will become a major shareholder upon its receipt of the 170,000,000 shares of our common stock to be issued upon such conversion. However, because the RCC will sell all of these shares of our common stock on the settlement date for the secondary sale, it will cease to be a major shareholder on that date.

2. Name and other Information of the Shareholder

(1) Name:	The Resolution and Collection Corporation
(2) Address:	46-1, 2-Chome, Honcho Nakano-ku, Tokyo
(3) Representative Officer:	Yoshihiko Okuno, Representative Director
(4) Business:	Resolution and collection business

3. The Number of Shares (Voting Rights) and Percentage of Total Voting Rights Held by the Major Shareholder

	Number of Voting Rights (Number of Shares Owned)	Percentage of Total Voting Rights	Shareholder Rank
Before Change (Note 2)	0 voting rights (0 shares)	0 %	—
After Change (Note 3)	170,000 voting rights (170,000,000 shares)	14.7 %	1
After Change (Note 4)	0 voting rights (0 shares)	0 %	—

Notes:
1 Shares without voting rights excluded from the total number of shares: 5,495,267 shares
Total number of shares of common stock issued as of July 14, 2008: 987,551,267 shares.
2 As of July 14, 2008.
3 The RCC is scheduled to receive shares of our common stock upon exercise of its conversion rights on July 17, 2008.
4 The settlement date of the sale described above in "I. Offering Price and other conditions of the Sale" is scheduled to be on July 18, 2008.

4. Effect on Results of Operations

The changes in major shareholders described above will not affect our results of operations.

For inquiries concerning this matter, please contact:
Chuo Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

This notice is published in order to publicly announce the facts herein described, but is not to solicit anyone into making any investment in or outside of Japan, nor for any other similar purposes.
This notice is not an offer to sell or a solicitation of any offer to buy the securities of Chuo Mitsui Trust Holdings, Inc. (the "Company") in the United States. The common stock of the Company has not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of an English language prospectus that may be obtained from the Company or the selling shareholder that will contain detailed information about the Company and its management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

END